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MAIL PROCESSING Received MAR 05 2018 WASH, D.C.

18006801

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUNES SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 NEW ORLEANS ROAD
(No. and Street)

HILTON HEAD ISLAND	SC	29928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Edward B, Dowaschinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNES SECURITIES CORPORATION, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Exp 9/22/27

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dunes Securities Corporation

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Contents

Independent Auditors Report

BRYANT A. GAUDETTE, CPA

INDEPENDENT AUDITOR'S REPORT

To the Director of:
Dunes Securities Corporation
12 New Orleans Rd.
Hilton Head Island SC 29928

Report on the Financial Statements

I have audited the accompanying financial statements of **Dunes Securities Corporation** (the "Company") which comprise the statement of financial condition as of **December 31, 2017**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The first year-end report I audited for **Dunes Securities Corporation** was for the **December 31, 2017** year end.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunes Securities Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

February 26, 2018

21320 PROVINCIAL BOULEVARD, SUITE 100
KATY, TX 77450
(713) 252-5190

Dunes Securities Corporation
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

ASSETS

CURRENT ASSETS	
Cash in Bank	$30,498.50
Total current assets	30,498.50
OTHER ASSETS	
Organization costs	3,131.00
Less: Accumulated Amortization	(3,131.00)
Total other	0.00
TOTAL ASSETS	$30,726.22

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued payroll taxes	0.00
Accrued Federal and State Corporate Taxes Payable	0.00
Total current liabilities	0.00
STOCKHOLDER'S EQUITY	
Capital Stock, par value $1 per share	25,000.00
100,000 shares authorized,	
1,000 shares issued and outstanding	
Paid in Excess	5,000.00
Retained Earnings	498.50
	30,498.50
TOTAL LIABILITIES AND STOCKHOLER'S EQUITY	$30,498.50

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2017

Revenue	
Commission Earned	$92,000.00
Other	204.25
Total Revenue	92,204.25
Operating Expenses	
Advertising	655.70
Sales commissions	33,275.00
Employee compensation	25,300.00
Legal and Accounting Fees	9,737.40
Payroll Taxes	1,999.59
Regulatory Fees and Expenses	16,410.25
Occupancy	600.00
Office and Other Expenses	4,247.65
Federal and State Taxes	60.00
	92,285.59
Net Income (Loss)	-$81.34

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	-$81.34
Adjustments to reconcile Net Income:	
Decrease (Increase) in Operating Assets	0.00
Increase (Decrease) in Operating Liabilities	0.00
Increase (Decrease) in Accrued Liabilities	-146.38
Net Cash Provided (Used) Operating Activities	-227.72
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sales of Assets	0.00
Net Cash Provided (Used) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Repayments	0.00
Net Cash Provided (Used) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-227.72
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,726.22
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$30,498.50

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2017

	Common Stock		Paid-In Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2017	1,000	$25,000.00	1,000	$5,000.00	0	$0.00	$579.84	$30,579.84
Net Income (Loss)							-81.34	-81.34
Capital Transactions							0.00	0.00
Prior Period Adjustments							0.00	0.00
Balance at December 31, 2017	1,000	$25,000.00	1,000	$5,000.00	0	$0.00	$498.50	$30,498.50

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2017

Claims at January 1,2017	$0.00
Additions	0
Reductions	0
Balance of such claims at December 31, 2017	$0.00

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Dunes Securities Corporation (the Company) was incorporated in the State of South Carolina effective January 10, 2003.

Description of Business

The Company, located in Hilton Head Island, South Carolina, is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Omni Hilton Head Oceanfront Resort. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA").

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents, and places its temporary cash investments with high credit quality financial institutions.

Revenue Recognition

Commission income is recorded when transactions are completed, and funds are distributed at the closing of the respective condominium units.

Income Taxes

Income tax expenses is the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not subject to income tax examinations by the U.S. federal, state or local authorities for the years before 2014.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2017, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of real estate.

ADVERTISING

The advertising expenses for the year was $655.70; the entire amount was expensed as incurred.

RENT

The amount of rent for the year ended December 31, 2017 was $600.00

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring reporting or disclosure in the financial statements. The evaluation was performed through February 20, 2018, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Dunes Securities Corporation
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Total Stockholder's Equity		$30,498.50
Nonallowable assets		
Property and equipment	0.00	
Accounts receivable	0.00	0.00
Haircuts on Securities Positions		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable capital		$30,498.50

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$10.00
Minimum dollar net capital requirement of reporting broker or dealer	$5,000.00
Net capital requirement	$5,000.00
Excess net capital	$25,498.50

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$0.00
Percentage of aggregate indebtedness to net capital	0.00%

Computation of Reconciliation of Net Capital

Net Capital reported on FOCUS IIA as of December 31, 2015	$30,498.50
Adjustments:	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$30,498.50
Reconciled Difference	$0.00

Dunes Securities Corporation
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017 the Company had net capital of $30,498.50 which was $25,498.50 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 510%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule15c3-3(k)(2)(i); "Special account for the benefit of customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Edward Dowaschinski
Dunes Securities Corporation
12 New Orleans Rd.
Hilton Head Island, SC
29928

Dear Edward Dowaschinski:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Dunes Securities Corporation identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Dunes Securities Corporation claims exemption from 17 C.F.R. §240.15c3-3. Dunes Securities Corporation stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Dunes Securities Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunes Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

February 26, 2018

21320 PROVINCIAL BOULEVARD, SUITE 100
KATY, TX 77450
(713) 252-5190

Dunes Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dunes Securities CORPORATION

January 1, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite 200
Katy, TX 77450

RE: Exemption Report Pursuant to SEA Rule 15c3-3 (k) (2) (i)

To my best knowledge and belief, Dunes Securities Corporation,

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Very truly yours,

Edward B. Dowaschinski
President
Dunes Securities Corporation

12 New Orleans Road • Hilton Head Island, SC 29928 • 843 686 4700
www.DunesSecurities.com • Info@DunesSecurities.com
Member FINRA and SPIC